                                                       Registration No.333-46098
 As Filed with the Securities and Exchange Commission on October 31, 2000
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               _________________

                                AMENDMENT NO. 1
                                      TO
                                   FORM S-3

                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933
                               _________________

                        UNIVERSAL HEALTH SERVICES, INC.
            (Exact name of registrant as specified in its charter)

               Delaware                                    23-2077891
      (State or other jurisdiction of                   (I.R.S. Employer
       incorporation or organization)                   Identification No.)

                          Universal Corporate Center
                             367 South Gulph Road
                      King of Prussia, Pennsylvania 19406
                                (610) 768-3300
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                _______________

          ALAN B. MILLER                            Copies of Correspondence to:
             President
      Universal Health Services, Inc.                   WARREN J. NIMETZ, ESQ.
       Universal Corporate Center                    Fulbright & Jaworski L.L.P.
         367 South Gulph Road                             666 Fifth Avenue
   King of Prussia, Pennsylvania 19406                 New York, New York 10103
             (610) 768-3300                                 (212) 318-3000
(Name, address, including zip code and telephone number, including area code, of agent for service)
                                _______________

          Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

          If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]__________

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _____________

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                                  CALCULATION OF REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------------
      Title of each class of            Amount to            Proposed maximum            Proposed maximum              Amount of
    Securities to be registered       be registered       offering price per unit   aggregate offering price (1)    registration fee
------------------------------------------------------------------------------------------------------------------------------------
Convertible debentures due 2020.....    $586,992,000 (1)       $471.25 (2) (3)          $276,619,980 (2) (3)           $73,028(4)
Class B common stock, par value
 $0.01 per share...................        3,288,563 (5)            --                            --                        -- (6)
====================================================================================================================================

(1) Represents the aggregate principal amount at maturity of debentures that were originally issued by the registrant on June 23, 2000.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based upon the average of the bid and asked prices of debentures on The PORTAL Market on September 12, 2000.
(3) Excludes accrued interest and distributions, if any.

(4) Previously paid.
(5) Represents the number of shares of class B common stock that are currently issuable upon conversion of the debentures. The number of shares of class B common stock that may be issued upon conversion of the debentures in the future is indeterminate, and the registrant is also registering this indeterminate amount pursuant to Rule 416 under the Securities Act.
(6) No separate consideration will be received for class B common stock issuable upon conversion of the debentures; therefore, no registration fee is required pursuant to Rule 457(i).

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

================================================================================

The information in this prospectus is not complete and may be changed. No selling securityholder may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 Subject to Completion, dated October 31, 2000

PROSPECTUS

                                 $586,992,000

                        UNIVERSAL HEALTH SERVICES, INC.

                        CONVERTIBLE DEBENTURES DUE 2020
                                      AND
                         CLASS B COMMON STOCK ISSUABLE
                       UPON CONVERSION OF THE DEBENTURES

     We issued the debentures in a private placement in June, 2000 at an issue price of $425.90 per debenture. This prospectus will be used by selling securityholders to resell their debentures and the class B common stock issuable upon conversion of their debentures.

     We will pay interest on the debentures semiannually in arrears on June 23 and December 23 of each year, beginning December 23, 2000, at the rate of .426% per year on the principal amount at maturity. The rate of cash interest and accrual of original issue discount represent a yield to maturity of 5% per year.

     Holders may convert the debentures at any time on or before the maturity date into 5.6024 shares of our class B common stock per debenture. The conversion rate may be adjusted for various reasons, but will not be adjusted for accrued original issue discount or accrued cash interest.

     Holders may require us to purchase all or a portion of their debentures at a price of $543.41 on June 23, 2006, $643.48 on June 23, 2010 and $799.84 on
June 23, 2015, plus accrued and unpaid cash interest to each purchase date. We may choose to pay the purchase price in cash or class B common stock or a combination of cash and class B common stock. In addition, each holder may require us to repurchase all or a portion of such holder's debentures upon a change in control occurring on or before June 23, 2006. We may redeem all or a portion of the debentures at any time on or after June 23, 2006.

     Our class B common stock currently trades on the New York Stock Exchange under the symbol "UHS." The last reported sales price of our class B common stock on the New York Stock Exchange was $82 7/8 per share on October 30, 2000.


                               _________________

     The securities offered hereby involve a high degree of risk. See "Risk Factors" beginning on page 10.

                               _________________
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                   This prospectus is dated _________, 2000.

                               TABLE OF CONTENTS


                                                                     Page
                                                                     ----
Forward-Looking Statements........................................     3
Where You Can Find More Information...............................     4
Summary...........................................................     5
Risk Factors......................................................    10
Use of Proceeds...................................................    14
Ratio of Earnings to Fixed Charges................................    14
Dividend Policy...................................................    14
Description of Debentures.........................................    15
Description of Capital Stock......................................    29
Federal Income Tax Considerations.................................    29
Selling Securityholders...........................................    32
Plan of Distribution..............................................    35
Legal Matters.....................................................    37
Experts...........................................................    37

                                --------------

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                          FORWARD-LOOKING STATEMENTS

             This prospectus contains forward-looking statements.

     Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the following:

 . possible changes in the levels and terms of reimbursement for our charges by government programs, including Medicare or Medicaid or other third-party payors;

 . existing laws and government regulations and changes in or failure to comply with laws and governmental regulations;

 . the ability to enter into managed care provider agreements on acceptable terms;

 .  our ability to successfully integrate recent and future acquisitions;

 . that a significant portion of our revenues is produced by facilities in a small number of our markets;

 .  competition;

 .  demographic changes;

 . technological and pharmaceutical improvements that increase the cost of providing, or reduce the demand for, our services;

 .  the ability to attract and retain qualified personnel, including physicians;

 .  liability and other claims asserted against us; and

 .  our ability to finance growth on favorable terms.

     Given these uncertainties, you are cautioned not to place undue reliance on our forward-looking statements. Except as required by law, we disclaim any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained in this prospectus to reflect future events or developments.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the regional offices of the SEC located at 7 World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

     Our class B common stock is listed on the New York Stock Exchange. You may also inspect the information we file with the SEC at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     We are "incorporating by reference" specified documents that we file with the SEC, which means:

 .  incorporated documents are considered part of this prospectus;

 . we are disclosing important information to you by referring you to those documents; and

 . information that we file in the future with the SEC will automatically update and supersede this prospectus.

     We incorporate by reference the documents listed below and any documents that we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus:

 . our annual report on Form 10-K for the year ended December 31, 1999;

 . our quarterly report on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000; and

 . our current reports on Form 8-K dated June 13, 2000 and June 20, 2000.

     You may also request a copy of these filings (excluding exhibits), at no cost, by writing or telephoning our chief financial officer at the following address:

                        Universal Health Services, Inc.
                          Universal Corporate Center
                                P.O. Box 61558
                             367 South Gulph Road
                   King of Prussia, Pennsylvania 19406-0958
                      Attention: Chief Financial Officer
                          Telephone:  (610) 768-3300

                                    SUMMARY

     This summary highlights selected information appearing elsewhere in this prospectus and may not contain all of the information that is important to you. You should read this entire prospectus, including the information incorporated by reference, before making an investment decision. When used in this prospectus, the terms "we," "our," and "us" refer to Universal Health Services and not to the selling securityholders.

                           Universal Health Services

     Our principal business is owning and operating acute care hospitals, behavioral health centers, ambulatory surgery centers, radiation oncology centers and women's centers. Presently, we operate 60 hospitals, consisting of 23 acute care hospitals, 35 behavioral health centers, and two women's centers. As part of our Ambulatory Treatment Centers Division, we own, either outright or in partnership with physicians, and operate or manage 24 surgery and radiation oncology centers located in 12 states and the District of Columbia. Our facilities are located in Arkansas, California, Colorado, Delaware, the District of Columbia, Florida, Georgia, Illinois, Indiana, Kentucky, Louisiana, Massachusetts, Michigan, Mississippi, Missouri, Nevada, New Jersey, Oklahoma, Pennsylvania, Puerto Rico, South Carolina, Tennessee, Texas, Utah and Washington.

     In the second quarter of 2000, our acute care hospitals, ambulatory surgery centers, radiation oncology centers and women's centers contributed approximately 85% of our consolidated net revenues and our behavioral health centers contributed approximately 14% of our consolidated net revenues.

     Services provided by our hospitals include general surgery, internal medicine, obstetrics, emergency room care, radiology, oncology, diagnostic care, coronary care, pediatric services and behavioral health services. Our facilities benefit from shared centralized services, such as central purchasing, information services, finance and control systems, facilities planning, physician recruitment services, administrative personnel management, marketing and public relations.

                                   Strategy

     Our strategy to enhance our profitability and to continue to provide high-quality, cost-effective healthcare services includes the following key elements:

 . Establish and maintain market leadership positions in small and medium-sized markets experiencing above-average population growth. Eighty percent of our acute care hospitals are the largest or second-largest healthcare providers in their respective markets, based upon the number of patients discharged. Our facilities are primarily located in markets with populations between 75,000 and 400,000 that are projected to grow above the national average rate. For example, we own eight facilities located in three of the five fastest-growing metropolitan areas in the United States.

 . Provide a differentiated quality of healthcare. In 1999, our hospitals that were surveyed by the Joint Commission on Accreditation of Healthcare Organizations averaged a score of 95.4, which was above the industry average. UHS continually seeks to improve the quality of the service that it delivers through its company-wide Service Excellence Program as well as by conducting extensive surveys of patients, physicians and employees.

 . Expand by selectively acquiring, constructing or leasing additional hospital facilities. We continually evaluate expansion opportunities, including acquisitions, which may provide us with access to new markets and new health care delivery capabilities. We describe some of our recent acquisitions and construction projects below.

 . Improve financial performance of existing facilities. We seek to increase the operating revenues and profitability of our hospitals by introducing new services, improving existing services, recruiting physicians and applying financial and operational controls.

 . Develop and maintain strong relationships with physicians. We support the growth of independent physician practices through marketing, partner recruiting, practice management, information systems, and creation and management of preferred provider networks.

 . Maintain a low cost structure. We implement programs designed to improve financial performance and efficiency while continuing to provide quality care, including using professional staff more efficiently, monitoring and adjusting staffing levels and equipment usage, improving patient management and reporting procedures and implementing more efficient billing and collection procedures.


Recent Acquisitions and Construction Projects

     We proactively identify acquisition targets in addition to responding to requests for proposals from entities that are seeking to sell or lease hospital facilities. As a result, we may enter into agreements to acquire hospital facilities from time to time and at any time, and we are currently actively involved in negotiations concerning possible acquisitions. In addition, we are actively involved in constructing replacement facilities and expanding our existing facilities. Our recent acquisitions and construction projects include the following:

 . In June 1999, we acquired the assets and operations of Doctors' Hospital of Laredo in exchange for the assets and operations of our Victoria Regional Medical Center in Victoria, Texas. In connection with this transaction, we also purchased additional land in Laredo, Texas on which we are currently constructing a 180 licensed bed replacement hospital scheduled to be completed in the second quarter of 2001. We estimate that the costs of construction and new equipment for the replacement hospital will total approximately $45 million.

 . On July 31, 2000, we completed the purchase of St. Mary's Mercy Hospital, a full service, 277 licensed bed hospital located in Enid, Oklahoma. St. Mary's Mercy Hospital is the leading hospital in Enid and provides comprehensive medical and surgical services including a trauma center and comprehensive neuroscience services. For the fiscal year ended June 30, 1999, St. Mary's generated approximately $52 million in net revenues and $6.4 million in earnings before interest, taxes, depreciation and amortization (EBITDA). We estimate that the total purchase price, including expected working capital contributions, will be approximately $43 million.

 . On August 18, 2000, we completed the purchase of 11 behavioral health facilities with over 1,400 licensed beds from Charter Behavioral Health Systems, LLC and acquired the real estate assets associated with these businesses plus one additional behavioral health property from Crescent Real Estate Funding VII LP. In 1999, the acquired facilities produced approximately $150 million in net revenues and $27 million in EBITDA. We estimate that the total purchase price, including expected working capital contributions, will be approximately $105 million.

 . In September, 2000, we purchased Fort Duncan Medical Center, a 77 licensed bed acute care facility located in Eagle Pass, Texas. Subject to the terms of the purchase agreement, we are committed to building a replacement hospital with a least 100 licensed beds within six years. For the fiscal year ended June 30, 1999, Fort Duncan Medical Center generated approximately $29 million in net revenues and $3.4 million in EBITDA. The purchase price of the facility was $10 million and we estimate that the cost of construction and new equipment for the replacement hospital will total approximately $25 million.

 .  We are building a 371 licensed bed replacement hospital for The George
   Washington University Hospital in Washington, D.C. We expect to complete the construction in the second quarter of 2002 and estimate that our share of the costs of construction and new equipment will total approximately $80 million to $83 million, $40 million of which we funded at acquisition in 1997 with a restricted cash investment account.

 . We are expanding our Desert Springs Hospital in Las Vegas, Nevada to increase its licensed capacity from 233 to 353 beds. We expect to complete the expansion in the first quarter of 2001 and estimate that the costs of construction and new equipment will total approximately $15 million.

 .  We expect to commence a renovation and expansion of Auburn Regional Medical
   Center in Auburn, Washington in December of 2000. The renovated and expanded facility will include a new operating room, emergency room, obstetrics department and approximately 40 additional licensed beds. We expect to complete this project in the fourth quarter of 2001, and estimate that the costs of construction and new equipment will total approximately $15 million to $18 million.


Principal Executive Offices

     Our principal executive offices are located at Universal Corporate Center, 367 South Gulph Road, P.O. Box 61558, King of Prussia, Pennsylvania 19406-0958. Our telephone number is (610) 768-3300.

                                 The Offering

Debentures.......................  $586,992,000 aggregate principal amount at maturity of Convertible Debentures due 2020.
                                   Each debenture was originally issued at a price of $425.90 per debenture and a principal amount at maturity of $1,000.

Maturity.........................  June 23, 2020.

Cash interest....................  0.426% per year on the principal amount at maturity, payable semiannually in arrears in cash on June 23 and December 23 of each year, beginning December 23, 2000.

Yield to maturity of debentures..  5.00% per year (computed on a semiannual bond equivalent basis) calculated from June 23, 2000.


Conversion rights................  Holders may convert the debentures at any time. For each debenture converted, we will deliver 5.6024 shares of our class B common stock or, at our option, cash in an amount equal to the value of those shares. The conversion rate may be adjusted for various reasons, but will not be adjusted for accrued original issue discount, cash interest or interest payable upon the occurrence of a tax event. Upon conversion, the holder will not receive any cash payment representing accrued original issue discount or any accrued interest; such accrued original issue discount and accrued cash interest will be deemed paid by the shares of class B common stock or cash received by the holder on conversion.

Ranking..........................  The debentures are unsecured and unsubordinated obligations and rank equally in right of payment with all of our existing and future unsecured and unsubordinated indebtedness.

Original issue discount..........  We offered each debenture at an original issue discount for U.S. federal income tax purposes equal to the principal amount at maturity of the debenture, $1,000, less the issue price, $425.90. You should be aware that as original issue discount accrues, it must be included in your gross income for U.S. federal income tax purposes.

Sinking fund.....................  None.

Optional redemption.............   We may redeem all or a portion of the
                                   debentures for cash at any time, on or after June 23, 2006, at redemption prices equal to the issue price of the debentures plus accrued original issue discount and accrued cash interest to the date of redemption.

Purchase by UHS at the option of
the holder......................   Holders may require us to purchase
                                   their debentures on any of the following dates at the following prices, plus accrued cash interest to the purchase date.

                                   .    on June 23, 2006 at a price of $543.41
                                        per debenture;
                                   .    on June 23, 2010 at a price of $643.48
                                        per debenture; and
                                   .    on June 23, 2015 at a price of $799.84
                                        per debenture.

                                   We may choose to pay the purchase price in cash or shares of class B common stock or a combination of cash and shares of class B common stock.

Change in control................  Upon a change in control of UHS occurring on or before June 23, 2006 each holder may
                                   require us to repurchase all or a portion of such holder's debentures at a price equal to the issue price of such debentures plus accrued original issue discount and accrued cash interest to the date of repurchase. If a change in control occurs, we cannot assure you that we will have sufficient funds to pay the change in control purchase price if you exercise your right to require us to purchase your debentures. The term "change in control" is defined in the "Description of Debentures--Change In Control Permits Purchase of Debentures at the Option of the Holder" section of this prospectus.

Optional conversion to semiannual
 coupon debenture upon tax event.  From and after the occurrence of a tax event, at the option of UHS, interest in lieu of future original issue discount and regular cash interest will accrue on each debenture from the option exercise date at 5.00% per year on the restated principal amount and will be payable semiannually on each interest payment date. Any such interest in lieu of original issue discount and any regular cash interest will be computed in the same manner and payable at the same time as the regular cash interest and will accrue from the most recent date to which interest has been paid or, if no interest has been paid, the option exercise date. In such event, the redemption price, purchase price and change in control purchase price will be adjusted as described in this prospectus. However, there will be no changes in the holders' conversion rights.

Use of proceeds..................  The selling securityholders will receive all of the proceeds from the sale of the
                                   debentures and class B common stock under this prospectus. We will not receive any of the proceeds from their sales of debentures or class B common stock.

Trading..........................  The debentures and class B common stock sold using this prospectus will no longer be
                                   eligible for trading in The PORTAL Market.
                                   Our class B common stock is traded on the New York Stock Exchange under the symbol "UHS."

Class B common stock.............  As of June 30, 2000, there were 27,865,334 shares of class B common stock issued and outstanding (excluding shares available for issuance under our stock incentive plans, shares subject to outstanding options, shares reserved for issuance upon conversion of the debentures and shares reserved for issuance upon conversion of the class A, C and D common stock), which represented approximately 11% of our general voting power. The holders of our class B common stock have identical rights as the holders of our other classes of common stock, except with respect to voting and conversion. See "Description of Capital Stock."

                                 RISK FACTORS

     This prospectus contains forward-looking statements that involve a number of risks and uncertainties inherent in the purchase of the debentures or shares of our class B common stock. You should be aware that such statements are projections or estimates as to future events, which may or may not occur.

     In addition to the other information in this prospectus, you should carefully consider the following risk factors before deciding whether an investment in the debentures is suitable for you. If any of the adverse events contemplated by these risk factors actually occur, our business, financial condition and results of operations could be materially adversely affected. The risks and uncertainties described below are not the only ones facing our company, and additional risks and uncertainties may also impair our business operations.

If government programs or managed care companies reduce the payments we receive as reimbursement for our services, our revenues may decline.

     We derive a substantial portion of our net revenues from third-party payors, including the Medicare and Medicaid programs. Changes in government reimbursement programs have resulted in limitations on the growth rates of the reimbursement programs and, in some cases, in reduced levels of reimbursement for healthcare services, and additional changes are anticipated. The Balanced Budget Act of 1997, which established a plan to balance the federal budget by fiscal year 2002, includes significant reductions in spending levels for the Medicare and Medicaid programs, including:

 .  payment reductions for inpatient and outpatient hospital services;

 . establishment of a prospective payment system for outpatient hospital services that commenced on August 1, 2000; and

 .  repeal of the federal payment standard often referred to as the "Boren
   Amendment" for hospitals and nursing facilities, which could result in lower Medicaid reimbursement rates.

     The Balanced Budget Refinement Act of 1999 is expected to reduce the adverse effects of the Balanced Budget Act of 1997 through a corridor reimbursement approach, where a percentage of losses under the Medicare outpatient prospective payment system will be reimbursed through December 31, 2003. Substantially all of our hospitals qualify for relief under this provision. Inpatient reimbursement for behavioral health facilities converts to a prospective payment system effective January 1, 2004.

     In addition to changes in government reimbursement programs, private payors, including managed care payors, increasingly are demanding discounted fee structures or the assumption by healthcare providers of all or a portion of the financial risk through prepaid capitation arrangements. Inpatient utilization, average lengths of stay and occupancy rates continue to be negatively affected by payor-required pre-admission authorization and utilization review and by payor pressure to maximize outpatient and alternative healthcare delivery services for less acutely ill patients.

     We expect efforts to impose reduced allowances, greater discounts and more stringent cost controls by government and other payors to continue. We believe that additional reductions in the payments we receive for our services could reduce our overall revenues.


If we fail to comply with extensive laws and government regulations, we could suffer penalties or be required to make significant changes to our operations.

     The healthcare industry is required to comply with many laws and regulations at the federal, state and local government levels. These laws and regulations require that hospitals meet various requirements, including those relating to the adequacy of medical care, equipment, personnel, operating policies and procedures, maintenance of adequate records, compliance with building codes, and environmental protection. If we fail to comply with applicable laws and regulations, we could suffer civil and criminal penalties, including the loss of our licenses to operate and our ability to participate in Medicare, Medicaid, and other federal and state healthcare programs.

     In addition, there are heightened coordinated civil and criminal enforcement efforts by both federal and state government agencies relating to the healthcare industry, including the hospital segment. The ongoing investigations relate to various referral, cost reporting, and billing practices, laboratory and home healthcare services, and physician ownership and joint ventures involving hospitals.

     In the future, different interpretations or enforcement of these laws and regulations could subject our current practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs, and operating expenses.


We are subject to uncertainties regarding healthcare reform.

     In recent years, an increasing number of legislative initiatives have been introduced or proposed in Congress and in state legislatures that would effect major changes in the healthcare system, either nationally or at the state level. Among the proposals that have been introduced are price controls on hospitals, insurance market reforms to increase the availability of group health insurance to small businesses, requirements that all businesses offer health insurance coverage to their employees and the creation of a government health insurance plan or plans that would cover all citizens and increase payments by beneficiaries. We cannot predict whether any of the above proposals or any other proposals will be adopted, and if adopted, no assurance can be given that the implementation of such reforms will not have a material adverse effect on our business.

     Since 1995, the State of Texas has rolled out Medicaid managed care pilot programs in several geographic areas of the state. Effective fall 1999, however, the Texas legislature imposed a moratorium on the implementation of additional pilot programs pending receipt of a study of the effectiveness of Medicaid managed care. We are unable to predict the effect on our business of changes to any current or any future pilot programs.

     Upon meeting certain conditions, and serving a disproportionately high share of Texas' and South Carolina's low income patients, four of our facilities located in Texas and one facility located in South Carolina became eligible and received additional reimbursement from each state's disproportionate share hospital fund. Included in our financial results were aggregate revenues of $33.4 million in 1997, $36.5 million in 1998, and $37.0 million in 1999, received pursuant to the terms of these programs. Texas and South Carolina recently renewed their respective programs, but the extent of our eligibility for reimbursement under each program will likely be reduced. The discontinuation of these programs, or further reduction of reimbursement, could have a material adverse effect on our future results of operations.

Our growth strategy includes acquisitions, and we may not be able to acquire hospitals that meet our target criteria. We may also face regulatory hurdles in acquiring hospitals from not-for-profit entities.

     One element of our growth strategy is expansion through the acquisition of hospitals in markets that are attractive to us. We face competition for acquisitions primarily from other for-profit health care companies as well as not-for-profit entities. Some of our competitors have greater financial and other resources than we do. As a result, we may not be able to effectively accomplish this element of our growth strategy.

     Hospital acquisitions generally require a longer period to complete than acquisitions in many other businesses and are subject to additional regulatory uncertainty. In recent years, the legislatures and attorneys general of some states have shown a heightened level of interest in transactions involving the sale of hospitals by not-for-profit entities. Although the level of interest varies from state to state, the trend is to provide for increased governmental review, and in some cases approval, of transactions in which not-for-profit entities sell a healthcare facility. Although we have not been adversely affected as a result of these trends, such increased scrutiny may increase the difficulty or prevent the completion of transactions with not-for-profit organizations in certain states in the future.

Our revenue and EBITDA are heavily concentrated in our facilities in the South Texas and Las Vegas, Nevada markets.

     McAllen Medical Center, located in McAllen, Texas, and Edinburg Regional Medical Center, located in Edinburg, Texas, operate in the same market. On a combined basis, these two facilities contributed 16% in 1997 and 13% in both 1998 and 1999 of our consolidated net revenues and 25% in 1997, 23% in 1998 and 25% in 1999 of our consolidated earnings before interest, income taxes, depreciation, amortization, and nonrecurring charges (after deducting an allocation of corporate overhead) (EBITDA).

     Valley Hospital Medical Center, Summerlin Hospital Medical Center and Desert Springs Hospital all operate within the Las Vegas, Nevada market. Valley Hospital Medical Center and Summerlin Hospital Medical Center (which opened during the fourth quarter of 1997) contributed 13% of our 1997 consolidated net revenues and 18% of our 1997 consolidated EBITDA. On a combined basis, Valley Hospital Medical Center, Summerlin Hospital Medical Center and Desert Springs Hospital contributed 18% of our consolidated net revenues in both 1998 and 1999 and 15% in 1998 and 10% in 1999 of our consolidated EBITDA.

     Any adverse change in the economic, competitive or regulatory conditions in the South Texas or Las Vegas, Nevada markets in which these hospitals operate could significantly reduce our revenues and EBITDA.

Other hospitals provide comparable services, which may raise the level of competition faced by our hospitals.

     In all geographical areas in which we operate, there are other hospitals which provide services comparable to those offered by our hospitals, some of which are owned by governmental agencies and supported by tax revenues, and others of which are owned by not-for-profit corporations and may be supported to a large extent by endowments and charitable contributions. Such support is not available to our hospitals. Certain of our competitors have greater financial resources than we do, are better equipped than we are and offer a broader range of services than we do. Outpatient treatment and diagnostic facilities, outpatient surgical centers and freestanding ambulatory surgical centers also affect the healthcare marketplace. In recent years, competition among healthcare providers for patients has intensified as hospital occupancy rates in the United States have declined due to, among other things, regulatory and technological changes, increasing use of managed care payment systems, cost containment pressures, a shift toward outpatient treatment and an increasing supply of physicians. There can be no assurance that our hospitals will continue to be able to compete effectively in attracting patients under these changing circumstances.

Our success depends upon our ability to recruit and retain physicians at our hospitals.

     With a few exceptions, physicians are not employees of our hospitals and members of the medical staffs of our hospitals also serve on medical staffs of hospitals not owned by us and may terminate their affiliation with our hospitals at any time. Our future success will depend, in part, on the ability of our hospitals to continue to attract and retain quality physicians and to organize and structure integrated healthcare delivery systems with other healthcare providers and physician practice groups. There can be no assurance that our hospitals will continue to be able, on terms favorable to us, to attract physicians to their staffs, or to organize and structure integrated healthcare delivery systems, for which other healthcare companies with greater financial resources or a wider range of services may be competing.

Our controlling stockholder can determine the outcome of virtually all matters requiring stockholder approval.

     Alan B. Miller, UHS's Chairman of the Board, President and Chief Executive Officer, controls approximately 82.4% of the general voting power of UHS. Mr. Miller also controls an aggregate of 94.1% of the class A common stock, 9.7% of the class B common stock and 93.5% of class C common stock. As such, Mr. Miller can elect 80% of UHS's Board of Directors and accomplish a merger, sale, transfer of assets or other significant transaction without the approval of our other stockholders. The existence of a controlling stockholder may limit your ability, as a holder of class B common stock upon conversion of the debentures, to influence the outcome of matters requiring stockholder approval.

Our liability insurance coverage is limited.

     Effective January 1, 1998, our subsidiaries are covered under commercial insurance policies which provide for a self-insured retention limit for professional and general liability claims for most of our subsidiaries up to $1 million per occurrence, with an average annual aggregate for covered subsidiaries of $6 million through 2001. These subsidiaries maintain excess coverage up to $100 million with major insurance carriers. Our remaining facilities are fully insured under commercial policies with excess coverage up to $100 million maintained with major insurance carriers. Since 1993, certain of our subsidiaries, including one of our larger acute care facilities, have purchased general and professional liability occurrence policies with commercial insurers. These policies include coverage up to $25 million per occurrence for general and professional liability risks. If our liabilities exceed our insurance coverage, our financial condition and results of operations could be adversely affected.

We may need to obtain additional financing to fund acquisitions and capital expenditures, and we cannot be sure that additional financing will be available when needed.

     We require substantial capital resources to fund our acquisitions. The operations of our existing hospitals require ongoing capital expenditures for renovation, expansion and the addition of medical equipment and technology utilized in the hospitals. For example, we expect to construct a replacement hospital scheduled to be completed in the second quarter of 2001 for the Doctors' Hospital of Laredo, are building a replacement hospital for The George Washington University Hospital expected to be completed in the second quarter of 2002, are expanding Desert Springs Hospital and expect to complete this expansion in the first quarter of 2001, and expect to commence a renovation and expansion of our Auburn Regional Medical Center in December of 2000 and to complete the project in the fourth quarter of 2001. In addition, we recently acquired St. Mary's Hospital in Enid, Oklahoma, 11 behavioral health facilities from Charter Behavioral Health Systems, LLC and the real estate assets associated with these businesses plus one additional behavioral health property from Crescent Real Estate Funding VII LP, and Fort Duncan Medical Center in Eagle Pass, Texas for which we are committed, subject to the terms of the purchase agreement, to building a replacement hospital within six years.

     We may need to incur additional indebtedness and may issue, from time to time, debt or equity securities to fund acquisitions or capital expenditures. We cannot assure you that sufficient financing will be available to us on satisfactory terms or that our level of indebtedness may not restrict our ability to borrow additional funds.

We may not be able to repurchase or redeem debentures.

     On June 23, 2006, June 23, 2010 and June 23, 2015, the holders may require us to purchase their debentures. If the holders require us to purchase their debentures on one of these dates, we could have insufficient funds to complete the purchase. In addition, upon a change in control of UHS occurring on or before June 23, 2006, each holder may require us to repurchase all or a portion of such holder's debentures. If a change in control occurs, we cannot assure you that we will have sufficient funds to pay the change in control purchase price if you exercise your right to require us to purchase your debentures.

Fluctuations in the market price of our class B common stock may affect the price of the debentures.

     Because the debentures are convertible into shares of our class B common stock, fluctuations in the market price of class B common stock may affect the price of the debentures. The market prices for our class B common stock and for securities of other companies engaged primarily in healthcare services are subject to wide fluctuations. For example, the sale prices of our class B common stock, as reported by the New York Stock Exchange, fluctuated between $36 1/8 per share and $89 1/2 per share during the first nine months of 2000. The market price of our class B common stock may continue to fluctuate due to a variety of factors, including:

 .  future issuances of class B common stock;

 .  material public announcements;

 .  regulatory approvals or regulatory issues;

 .  political developments or proposed legislation in the healthcare industry;

 .  period to period fluctuations in our financial results; and

 .  market trends relating to our industry.

Absence of existing active public market.

     Upon their original issuance, the debentures became eligible for trading on The PORTAL Market. The debentures sold pursuant to this prospectus, however, will no longer be eligible for trading on The PORTAL Market and we do not intend to apply for listing of the debentures on any securities exchange or quotation system. We can not assure you that an active trading market for the debentures will develop or as to the liquidity or sustainability of any such market, the ability of the holders to sell their debentures or the price at which holders of the debentures will be able to sell their debentures. Future trading prices of the debentures will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our class B common stock and the market for similar securities.

                                USE OF PROCEEDS

     The selling securityholders will receive all of the proceeds from the sale of the debentures and class B common stock under this prospectus. We will not receive any of the proceeds from their sales of debentures or class B common stock.

                      RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our consolidated ratios of earnings to fixed charges for each of the years ended December 31, 1995, 1996, 1997, 1998 and 1999 and for each of the six months ended June 30, 1999 and 2000:

                           Year ended December 31,                                       Six months ended June 30,
------------------------------------------------------------------------------     ------------------------------------
        1995                   1996          1997           1998          1999            1999              2000
        ----                   ----          ----           ----          ----            ----              ----
        3.2                     3.3           4.0            3.9           3.8            5.1               4.6

     The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings from continuing operations before income tax and extraordinary items plus fixed charges. Fixed charges include interest expense, interest element of lease rental expense, and amortization of debt issuance costs.

                                DIVIDEND POLICY

     We have historically not paid cash dividends on our capital stock and we do not anticipate paying cash dividends on our class B common stock in the foreseeable future.

                           DESCRIPTION OF DEBENTURES

     We issued the debentures under an indenture dated as of June 23, 2000 between UHS and Bank One Trust Company, N.A., as trustee. The form of indenture (including the form of debenture which is part of the indenture) was previously filed with the SEC and has been incorporated by reference as an exhibit to this registration statement. The following summaries of certain provisions of the debentures and the indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the debentures and the indenture. Wherever particular provisions of the indenture (or of the form of debenture which is a part of the indenture) are referred to, such provisions are incorporated by reference in this prospectus. As used in this description, references to "we," "us," "our" or "UHS" do not include any current or future subsidiary of UHS.

General

     The debentures are unsecured obligations of UHS limited to $586,992,000 aggregate principal amount at maturity. The debentures will mature on June 23, 2020. The principal amount at maturity of each debenture is $1,000 and will be payable at the office of the paying agent, which initially is the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, The City of New York.

     The debentures were originally offered at a substantial discount from their principal amount at maturity. See "Federal Income Tax Considerations--Original Issue Discount." The debentures will accrue original issue discount while they remain outstanding. Original issue discount is the difference between the issue price and the principal amount at maturity of a debenture. The calculation of the accrual of original issue discount will be on a semiannual bond equivalent basis using a 360-day year composed of twelve 30-day months. Original issue discount began to accrue on June 23, 2000, the issue date of the debentures.
The debentures also bear interest at the rate of 5.00% per year on the principal amount at maturity from the issue date, or from the most recent date to which interest has been paid or provided for, until the debentures are paid in full or funds are made available for payment in full in accordance with the indenture. Cash interest will be payable at maturity (or earlier date of purchase, redemption or, in certain circumstances, conversion) and semiannually in arrears on June 23 and December 23 of each year, commencing on December 23, 2000, to holders of record at the close of business on the June 8 or December 8 (whether or not a business day) immediately preceding such interest payment date. Each payment of cash interest on the debentures will include interest accrued through the day before the applicable interest payment date or the date of maturity (or earlier purchase, redemption or, in certain circumstances, conversion), as the case may be. Any payment required to be made on any day that is not a business day will be made on the next succeeding business day. In the event of the maturity, conversion, purchase by UHS at the option of a holder or redemption of a debenture, original issue discount and cash interest will cease to accrue on such debenture under the terms of and subject to the conditions in the indenture. We may not reissue a debenture that has matured or been converted, purchased by UHS at the option of a holder, redeemed or otherwise cancelled (except for registration of transfer, exchange or replacement thereof).

     Debentures may be presented for conversion at the office of the conversion agent and for exchange or registration of transfer at the office of the registrar. Each such agent is initially the trustee. We will not charge a service charge for any registration of transfer or exchange of debentures.

Book-Entry Form

     The debentures were issued in the form of global securities held in book-entry form. DTC or its nominee is the sole registered holder of the debentures for all purposes under the indenture. Owners of beneficial interests in the debentures represented by the global security will hold such interests pursuant to the procedures and practices of DTC. As a result, owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require repurchase of their interests, in accordance with the procedures and practices of DTC. Beneficial owners will not be holders and will not be entitled to any rights under the global securities or the indenture provided to the holders of the debentures. UHS and the trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global securities.

     Certificated debentures may be issued in exchange for beneficial interests in debentures represented by a global debenture only in the limited circumstances set forth in the indenture.

Absence of Existing Active Public Market

     Upon their original issuance, the debentures became eligible for trading on The PORTAL Market. The debentures sold pursuant to this prospectus, however, will no longer be eligible for trading on The PORTAL Market and we do not intend to apply for listing of the debentures on any securities exchange or quotation system. We can not assure you that an active trading market for the debentures will develop or as to the liquidity or sustainability of any such market, the ability of the holders to sell their debentures or the price at which holders of the debentures will be able to sell their debentures. Future trading prices of the debentures will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our class B common stock and the market for similar securities.

Conversion Rights

     A holder may convert a debenture, in integral multiples of $1,000 principal amount at maturity, into shares of class B common stock at any time before the close of business on June 23, 2020. However, a holder may convert a debenture only until the close of business on the redemption date if we call the debenture for redemption. A debenture for which a holder has delivered a purchase notice or a change in control purchase notice requiring us to purchase that debenture may be converted only if such notice is withdrawn in the manner and by the time provided in the indenture.

     The initial conversion rate for the debentures is 5.6024 shares of class B common stock per $1,000 principal amount at maturity, subject to adjustment upon the occurrence of various events described below. We will pay cash in lieu of any fractional share in an amount equal to the value of such fractional share based on the Sale Price (as defined below) on the trading day immediately preceding the conversion date.

     To convert a debenture, a holder must:

 .  complete and manually sign the conversion notice on the back of the debenture
   (or complete and manually sign a facsimile of such notice) and deliver such notice to the conversion agent (initially the trustee) at the office maintained by the conversion agent for such purpose;

 .  surrender the debenture to the conversion agent;

 .  if required, furnish appropriate endorsements and transfer documents; and

 .  if required, pay all transfer or similar taxes.

     Pursuant to the indenture, the date on which all of the foregoing requirements have been satisfied is the conversion date.

     Upon conversion of a debenture, a holder will not receive any cash payment representing accrued original issue discount or, except as described below, accrued cash interest. Our delivery to the holder of the fixed number of shares of class B common stock into which the debenture is convertible, together with any cash payment in lieu of any fractional shares, will be deemed to satisfy our obligation to pay:

 .  the principal amount at maturity of the debenture; and

 . the accrued original issue discount and accrued cash interest attributable to the period from the issue date to the conversion date.

     As a result, accrued original issue discount and accrued cash interest will be deemed to be paid in full rather than canceled, extinguished or forfeited. Notwithstanding the foregoing, accrued but unpaid cash interest will be payable upon any conversion of debentures at the option of the holder made concurrently with or after acceleration of the debentures following an event of default described under "--Events of Default; Notice and

Waiver" below. Debentures surrendered for conversion during the period from the close of business on any regular record date next preceding any interest payment date to the opening of business of such interest payment date (except debentures to be redeemed on a date within such period or on the next interest payment date) must be accompanied by payment of an amount equal to the interest thereon that the registered holder is to receive. Except where debentures surrendered for conversion must be accompanied by payment as described above, no interest on converted debentures will be payable by us on any interest payment date subsequent to the date of conversion.

     The conversion rate will not be adjusted at any time during the term of the debentures for accrued original issue discount or accrued cash interest. A certificate for the number of full shares of class B common stock into which any debenture is converted, together with cash in lieu of any fractional shares, will be delivered through the conversion agent as soon as practicable, but in any event no later than the seventh business day following the conversion date. For a discussion of the U.S. federal income tax treatment of a holder receiving class B common stock upon conversion, see "Federal Income Tax Considerations-- Disposition or Conversion of Debentures."

     If we exercise our option to have interest in lieu of original issue discount accrue on a debenture following a tax event, the holder will be entitled on conversion to receive the same number of shares of class B common stock such holder would have received if we had not exercised our option. See "--Optional Conversion to Semiannual Coupon Debenture upon Tax Event."

     The conversion rate is subject to adjustment in certain events, including:

 . the issuance of shares of class B common stock or other capital stock as a dividend or a distribution with respect to class B common stock;

 .  subdivisions, combinations and reclassification of class B common stock;

 . the issuance to all holders of class B common stock of rights or warrants entitling them for a period not exceeding 45 days to subscribe for shares of class B common stock at less than the then Market Price (as defined below) of the class B common stock;

 . the distribution to all holders of class B common stock of evidences of indebtedness of UHS, securities or capital stock, cash or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above and dividends and distributions paid exclusively in cash);

 . the payment of dividends and other distributions on class B common stock paid exclusively in cash, excluding cash dividends if the annualized per share amount thereof does not exceed 10% of the Market Price of class B common stock on the trading day immediately preceding the date of declaration of such dividend or other distribution; and

 . payment to holders of class B common stock in respect of a tender or exchange offer (other than an odd-lot offer) by UHS or any of our subsidiaries for class B common stock at a price in excess of 110% of the then Market Price of class B common stock on the trading day next succeeding the last date tenders or exchanges may be made pursuant to such tender or exchange offer.

     However, no adjustment need be made if holders may participate in the transactions otherwise giving rise to an adjustment on a basis and with notice that our board of directors determines to be fair and appropriate, or in certain other cases. In cases where the fair market value of the portion of assets, debt securities or rights, warrants or options to purchase securities of UHS applicable to one share of class B common stock distributed to stockholders equals or exceeds the average quoted price per share of class B common stock, or such average quoted price exceeds such fair market value of such portion of assets, debt securities or rights, warrants or options so distributed by less than $1.00, rather than being entitled to an adjustment in the conversion rate, the holder of a debenture will be entitled to receive upon conversion thereof, in addition to the shares of class B common stock into which such debenture is convertible, the kind and amounts of assets, debt securities or rights, options or warrants comprising the distribution that such holder would have received if such holder had converted such debenture immediately prior to the record date for determining the stockholders entitled to receive the distribution. The indenture permits us to increase the conversion rate from time to time.

     In the event that we are a party to any transaction, pursuant to which the class B common stock is converted into the right to receive other securities, cash or other property, including, without limitation, and with certain exceptions:

 .  recapitalization or reclassification of the class B common stock,

 . any consolidation of UHS with, or merger of UHS into, any other person, or any merger of another person into UHS,

 . any sale, transfer or lease of all or substantially all of the assets of UHS, or

 .  any compulsory share exchange,

then the holders of debentures then outstanding shall have the right to convert the debentures into the kind and amount of securities, cash or other property receivable upon the consummation of such transaction by a holder of the number of shares of class B common stock issuable upon conversion of such debentures immediately prior to such transaction.

     In the event that we are a party to such a transaction as described above, each debenture would become convertible into the securities, cash or property receivable by a holder of the number of shares of the class B common stock into which such debenture was convertible immediately prior to such transaction.
This change could substantially lessen or eliminate the value of the conversion privilege associated with the debentures in the future. For example, if we were acquired in a cash merger, each debenture would become convertible solely into cash and would not longer be convertible into securities whose value would vary depending on our future prospects and other factors.

     In the event of a taxable distribution to holders of class B common stock which results in an adjustment of the conversion rate (or in which holders otherwise participate) or in the event the conversion rate is increased at our discretion, the holders of the debentures may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. See "Federal Income Tax Considerations--Adjustment of Conversion Price."

Redemption of Debentures at the Option of UHS

     No sinking fund is provided for the debentures. Prior to June 23, 2006, the debentures will not be redeemable at our option. On and after that date, we may redeem the debentures for cash as a whole at any time, or from time to time in part, at the redemption prices set forth below plus accrued cash interest to the redemption date. Any such redemption must be in integral multiples of $1,000 principal amount at maturity. We will give not less than 30 days nor more than 60 days notice of redemption by mail to holders of debentures.

     The table below shows redemption prices of a debenture per $1,000 principal amount at maturity on June 23, 2000, at each June 23 thereafter prior to maturity, and at maturity on June 23, 2020. These prices reflect the accrued original issue discount calculated to each such date. The redemption price of a debenture redeemed between such dates would include an additional amount reflecting the additional original issue discount accrued since the next preceding date in the table to the redemption date.

                                                                   (3)
                                (1)               (2)           Redemption
                              Debenture     Accrued Original       Price
Redemption Date              Issue Price     Issue Discount       (1)+(2)
--------------------      ----------------   --------------     ----------
June 23, 2006.......           $425.90          $117.51         $  543.41
June 23, 2007.......            425.90           140.70            566.60
June 23, 2008.......            425.90           165.07            590.97
June 23, 2009.......            425.90           190.68            616.58
June 23, 2010.......            425.90           217.58            643.48
June 23, 2011.......            425.90           245.84            671.74
June 23, 2012.......            425.90           275.53            701.43
June 23, 2013.......            425.90           306.73            732.63
June 23, 2014.......            425.90           339.51            765.41
June 23, 2015.......            425.90           373.94            799.84
June 23, 2016.......            425.90           410.12            836.02
June 23, 2017.......            425.90           448.13            874.03
June 23, 2018.......            425.90           488.06            913.96
June 23, 2019.......            425.90           530.02            955.92
At stated maturity..            425.90           574.10          1,000.00

     If converted to semiannual coupon debentures following the occurrence of a tax event, the debentures will be redeemable at the restated principal amount plus accrued and unpaid interest from the date of such conversion to the redemption date. However, in no event may the debentures be redeemed prior to June 23, 2006. See "--Optional Conversion to Semiannual Coupon Debenture upon Tax Event."

     If less than all of the outstanding debentures are to be redeemed, the trustee shall select the debentures to be redeemed in principal amounts at maturity of $1,000 or integral multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of a holder's debentures is selected for partial redemption and such holder converts a portion of such debentures prior to such redemption, such converted portion will be deemed, solely for purposes of determining the aggregate principal amount at maturity of the debentures to be redeemed by us, to be of the portion selected for redemption.

Purchase of Debentures by UHS at the Option of the Holder

     On June 23, 2006, June 23, 2010 and June 23, 2015, we will, at the option of the holder, be required to purchase, at the purchase prices set forth below plus accrued cash interest to the purchase date, any outstanding debenture for which a written purchase notice has been properly delivered by the holder and not withdrawn, subject to certain additional conditions. Holders may submit their debentures for purchase to the paying agent at any time from the opening of business on the date that is 20 business days before such purchase date until the close of business on such purchase date.

     The purchase price of a debenture will be:

 .  $543.41 per debenture on June 23, 2006;

 .  $643.48 per debenture on June 23, 2010; and

 .  $799.84 per debenture on June 23, 2015.

     These purchase prices equal the issue price plus accrued original issue discount to the applicable purchase date.

     We may, at our option, elect to pay the purchase price in cash or shares of class B common stock, or any combination thereof. For a summary of the U.S. federal income tax treatment of a holder receiving cash, class B common stock or any combination thereof, see "Federal Income Tax Considerations--Disposition or Conversion."

     If prior to a purchase date the debentures have been converted to semiannual coupon debentures following the occurrence of a tax event, the purchase price will be equal to the restated principal amount plus accrued and unpaid cash interest from the date of the conversion to, but excluding, the purchase date. See "--Optional Conversion to Semiannual Coupon Debenture upon Tax Event."

     We will give notice on a date not less than 20 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

 . whether we will pay the purchase price of the debentures in cash or class B common stock or any combination thereof, specifying the percentages of each;

 . if we elect to pay in shares of class B common stock, in whole or in part, the method of calculating the Market Price (as defined below) of the class B common stock; and

 . the procedures that holders must follow to require us to purchase their debentures.

     The purchase notice given by any holder requiring us to purchase debentures will state:

 . the certificate numbers of the debentures to be delivered by such holder for purchase;

 . the portion of the principal amount at maturity of debentures to be purchased, which portion must be $1,000 or an integral multiple thereof;

 . that the debentures are to be purchased by us pursuant to the applicable provisions of the indenture and the debentures; and

 . if we elect, pursuant to the notice we are required to give, to pay a specified percentage of the purchase price in shares of class B common stock but such specified percentage is ultimately to be paid to the holder in cash because any of the conditions to payment of such specified percentage of the purchase price in shares of class B common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects (1) to withdraw the purchase notice as to some or all of the debentures to which it relates (stating the principal amount at maturity and certificate numbers of the debentures as to which such withdrawal relates) or
   (2) to receive cash in respect to the purchase price of all debentures subject to such purchase notice.

     If the holder fails to indicate its choice with respect to the election described in the final bullet point above, the holder will be deemed to have elected to receive cash for the specific percentage of the purchase price that was to have been payable in shares of class B common stock. See "Federal Income Tax Considerations--Disposition or Conversion."

     Any purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the purchase date. The notice of withdrawal must state the principal amount at maturity and the certificate numbers of the debentures as to which the withdrawal notice relates and any principal amount at maturity which remains subject to the purchase notice.

     If we elect to pay the purchase price, in whole or in part, in shares of class B common stock, the number of shares of class B common stock to be delivered by us shall be equal to the portion of the purchase price to be paid in class B common stock divided by the Market Price of a share of class B common stock. Instead of any fractional shares otherwise deliverable as part of the purchase price, we will pay cash based on the Market Price for such fractional shares of class B common stock. See "Federal Income Tax Considerations-- Disposition or Conversion."

     The "Market Price" means the average of the Sale Prices of the class B common stock for the five trading day period ending on (if the third business day prior to the applicable purchase date is a trading day, or if not, then on the last trading day prior to) the third business day prior to the applicable purchase date, appropriately adjusted to take into account the occurrence, during the period commencing on the first of such trading days during such five trading day period and ending on such purchase date (or other date in question, for purpose of adjusting the conversion rate), of certain events that would result in an adjustment of the conversion rate.

     The "Sale Price" of the class B common stock on any date means the closing per share sale price (or, if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such date as reported in the composite transactions for the principal United States securities exchange on which the class B common stock is traded or, if the class B common stock is not listed on a United States national or regional securities exchange, as reported by the Nasdaq Stock Market.

     A "trading day" means each day on which the securities exchange or quotation system which is used to determine the Sale Price is open for trading or quotation. Because the Market Price of the class B common stock is determined prior to the applicable purchase date, holders of debentures bear the market risk with respect to the value of the class B common stock to be received from the date such Market Price is determined to such purchase date. We may pay the purchase price, or any portion of the purchase price, in class B common stock only if the information necessary to calculate the Market Price is reported in The Wall Street Journal or another daily newspaper of national circulation.

     Upon determination of the actual number of shares of class B common stock issuable in accordance with the foregoing provisions, we will publish such information in The Wall Street Journal or another daily newspaper of national circulation.

     Our right to purchase debentures, in whole or in part, with shares of class B common stock is subject to our satisfying various conditions, including:

 . the registration of the class B common stock under the Securities Act and the Exchange Act, if required; and

 . any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

     If such conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the debentures in cash. We may not change the form of consideration (or components or percentages of components thereof) to be paid for debentures once we have given the notice we are required to give to holders of debentures, except as described in the preceding sentence.

     In connection with any purchase offer, we will:

 . comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

 .  file Schedule TO or any other required schedule under the Exchange Act.

     Payment of the purchase price for a debenture for which a purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the debenture, together with necessary endorsements, to the paying agent, at any time after delivery of such purchase notice. Payment of the purchase price for the debenture will be made promptly following the later of the purchase date and the time of delivery of the debenture.

     If the paying agent holds money or securities sufficient to pay the purchase price of the debenture on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, such debenture will cease to be outstanding and cash interest and original issue discount on such debenture will cease to accrue and will be deemed paid, whether or not such debenture is delivered to the paying agent, and all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the debenture.

     No debentures may be purchased for cash at the option of the holders if there has occurred and is continuing an event of default with respect to the debentures other than a default in the payment of the purchase price with respect to such debentures. If we become obligated to purchase any outstanding debenture on a purchase date, there can be no assurance that we would have sufficient funds to pay the purchase price on that purchase date (in which case, we could be required to issue shares of class B common stock to pay the purchase price at valuations based on then prevailing market prices) for all the debentures tendered. Our then existing senior indebtedness or borrowing agreements may provide that the maturing of any obligation to purchase the debentures would constitute an event of default thereunder and may restrict or prohibit the repurchase of the debentures.

Change In Control Permits Purchase of Debentures at the Option of the Holder

     In the event of any change in control of UHS occurring on or prior to June 23, 2006, each holder will have the right, at the holder's option, subject to the terms and conditions of the indenture, to require us to purchase all or any portion of the holder's debentures. However, debentures submitted for purchase by a holder must be in principal amounts at maturity of $1,000 or an integral multiple of $1,000.

     We will be required to purchase the debentures as of the date that is 35 business days after the occurrence of such change in control (a "change in control purchase date") at a cash price equal to the issue price plus accrued original issue discount and accrued cash interest to the change in control purchase date.

     If prior to a change in control purchase date the debentures have been converted to semiannual coupon debentures following the occurrence of a tax event, we will be required to purchase the debentures at a cash price equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to, but excluding, the change in control purchase date.

     Within 15 business days after the occurrence of a change in control, we are obligated to mail to the trustee and to all holders of debentures at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the change in control, which notice shall state, among other things:

 .  the events causing a change in control;

 .  the date of such change in control;

 .  the last date on which the purchase right may be exercised;

 .  the change in control purchase price;

 .  the change in control purchase date;

 .  the name and address of the paying agent and the conversion agent;

 .  the conversion rate and any adjustments to the conversion rate;

 . that the debentures with respect to which a change in control purchase notice is given by the holder may be converted only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

 .  the procedures that holders must follow to exercise these rights.

     We will cause a copy of such notice to be published in The Wall Street Journal or another daily newspaper of national circulation.

     To exercise this right, the holder must deliver a written notice to the paying agent prior to the close of business on the change in control purchase date. The required purchase notice upon a change in control shall state:

 .  the certificate number of the debentures to be delivered by the holder;

 . the portion of the principal amount at maturity to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

 . that we are to purchase such debentures pursuant to the applicable provisions of the indenture and the debentures.

     Any change in control purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the change in control purchase date.

     The notice of withdrawal shall state:

 .  the principal amount at maturity being withdrawn;

 .  the certificate numbers of the debentures being withdrawn; and

 . the principal amount at maturity, if any, of the debentures that remain subject to a change in control purchase notice.

     Payment of the change in control purchase price for a debenture for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the debenture, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. Payment of the change in control purchase price for such debenture will be made promptly following the later of the change in control purchase date or the time of delivery of such debenture.

     If the paying agent holds money or securities sufficient to pay the change in control purchase price of the debenture on the business day following the change in control purchase date in accordance with the terms of indenture, then, immediately after the change in control purchase date, such debenture will cease to be outstanding and cash interest and original issue discount on such debenture will cease to accrue and will be deemed paid, whether or not such debenture is delivered to the paying agent, and all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the debenture.

     Under the indenture, a "change in control" of UHS is deemed to have occurred at such time as:

 . any person, including its affiliates and associates, other than permitted holders, files a Schedule 13D or TO (or any successor schedule, form or report under the Exchange Act) disclosing that such person has become the beneficial owner of 50% or more of the total voting power in the aggregate of all classes of our capital stock then outstanding normally entitled to vote in elections of directors, with certain exceptions, or any permitted holder files such a schedule, form or report in connection with a transaction or event, as a result of which the class B common stock ceases (or, upon consummation of or immediately following such transaction or event, will cease) to be listed on a United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar United States system for automated dissemination of quotations of securities prices; or

 . there shall be consummated any consolidation or merger of UHS pursuant to which the class B common stock would be converted into cash, securities or other property, in each case other than a consolidation or merger of UHS in which (1) the holders of all classes of common stock of UHS immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation normally entitled to vote in elections of directors immediately after the consolidation or merger and (2) the shares of class B common stock shall be converted into common stock which is (or, upon consummation of or immediately following such consolidation or merger, will be) listed on a United States national securities exchange or approved for quotation on the Nasdaq

   National Market or any similar United States system for automated dissemination of quotations of securities prices.

     For purposes of the foregoing definition, permitted holders means (A) UHS, any subsidiary of UHS or their employee benefit plans or Alan B. Miller, UHS's Chairman of the Board, President and Chief Executive Officer, and his spouse, immediate family members, estate, lineal descendants, executors or administrators, or (B) any trust, corporation or other entity, the beneficiaries, stockholders or other persons beneficially holding an 80% or more controlling interest of which consist of persons or entities referred to in clause (A).

     In connection with any purchase offer in the event of a change in control, we will:

 . comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

 .  file Schedule TO or any other required schedule under the Exchange Act.

     The change in control purchase feature of the debentures may in certain circumstances make more difficult or discourage a takeover of UHS. The change in control purchase feature, however, is not the result of our knowledge of any specific effort to accumulate shares of our common stock or to obtain control of UHS by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions.

     Instead, the change in control purchase feature is a standard term contained in offerings of securities comparable to the debentures that have been marketed by Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., UBS Warburg LLC and Banc of America Securities LLC, the initial purchasers of the debentures. The terms of the change in control purchase feature resulted from negotiations between the initial purchasers and us.

     We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the debentures but that would increase the amount of our outstanding indebtedness.

     No debentures may be purchased at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the debentures, other than a default in the payment of the change in control purchase price with respect to the debentures.

Optional Conversion to Semiannual Coupon Debenture upon Tax Event


     From and after the date of the occurrence of a tax event, we will have the option to elect to have interest in lieu of future original issue discount and regular cash interest accrue at 5.00% per year on a principal amount per debenture (the "restated principal amount") equal to the issue price plus original issue discount accrued to the date of the tax event or the date on which we exercise the option described herein, whichever is later (the "option exercise date"). Such interest shall accrue from the option exercise date and shall be payable semiannually on each interest payment date to holders of record at the close of business on the regular record date immediately preceding such interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months and will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the option exercise date.

     A "tax event" means that UHS shall have received an opinion from independent tax counsel experienced in such matters to the effect that, on or after the date of this prospectus, as a result of:

 . any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or

 . any amendment to, or change in, an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority,

in each case which amendment or change is enacted, promulgated, issued or announced or which interpretation is issued or announced or which action is taken, on or after the date of this prospectus, there is more than an insubstantial risk that interest (including original issue discount) payable on the debentures either:

 .  would not be deductible on a current accrual basis, or

 . would not be deductible under any other method, in either case in whole or in part, by us (by reason of deferral, disallowance, or otherwise) for United States federal income tax purposes.

     The Clinton Administration has previously proposed to change the tax law to defer the deduction of original issue discount on convertible debt instruments until the issuer pays the interest. Congress has not yet enacted these proposed changes in the law.

     If a similar proposal were ever enacted and made applicable to the debentures in a manner that would limit our ability to either:

 . deduct the interest, including original issue discount, payable on the debentures on a current accrual basis, or

 . deduct the interest, including original issue discount, payable on the debentures under any other method for United States federal income tax purposes,

such enactment would result in a tax event and the terms of the debentures would be subject to modification at our option as described above.

     The modification of the terms of debentures by us upon a tax event as described above could possibly alter the timing of income recognition by holders of the debentures with respect to the semiannual payments of interest due on the debentures after the option exercise date. See "Federal Income Tax Considerations."

Merger and Sales of Assets by UHS

     The indenture provides that UHS may not consolidate with or merge into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person, unless among other things, (i) the resulting, surviving or transferee person (if other than UHS) is organized and existing under the laws of the United States, any state thereof or the District of Columbia and such person assumes all of our obligations under the debentures and the indenture, and (ii) UHS or such successor person shall not immediately thereafter be in default under the indenture. Upon the assumption of our obligations by such a person in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the debentures and the indenture. Although such transactions are permitted under the indenture, certain of the foregoing transactions occurring on or prior to June 23, 2006 could constitute a change in control of UHS permitting each holder to require us to purchase its debentures as described above.

Events of Default; Notice and Waiver

     The indenture provides that, if an event of default with respect to the debentures shall have occurred and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the debentures then outstanding may declare the issue price plus original issue discount accrued, together with any accrued cash interest (or if the debentures have been converted to semiannual coupon debentures following a tax event, the restated principal amount, plus accrued interest) to the date of such declaration (in the case of an event of default specified in the first six bullet points of the following paragraph) or to the date of default (in the case of an event of default specified in the last bullet point of the following paragraph) on all the debentures to be immediately due and payable. In the case of certain events of bankruptcy or insolvency, the issue price of the debentures plus the original issue discount accrued thereon, together with any accrued cash interest (or if the debentures have been converted to semiannual coupon debentures following a tax event, the restated principal amount, plus accrued interest) to the occurrence of such event shall automatically become and be immediately due and payable. Under certain circumstances, the holders of a majority in aggregate principal amount at maturity of the outstanding debentures may rescind any such acceleration with respect to the debentures and its consequences. Interest shall accrue and be payable on demand upon a default in the payment of the principal amount at maturity (or, if the debentures have been converted to semiannual coupon debentures following a tax event, the restated principal amount), accrued original issue discount, cash interest when due, redemption price, purchase price, change in control purchase price or shares of class B common stock (or cash in lieu of fractional shares) to be delivered on conversion of debentures, in each case to the extent that the payment of such interest shall be legally enforceable. The accrual of such interest on overdue amounts shall be in lieu of, and not in addition to, the continued accrual of original issue discount.

     The following will be events of default with respect to the debentures:

 . default in payment of the principal amount at maturity (or, if the debentures have been converted to semiannual coupon debentures following a tax event, the restated principal amount), accrued original issue discount, cash interest when due (if such default in payment of interest shall continue for 30 days), redemption price, purchase price or change in control purchase price with respect to any debenture, when the same becomes due and payable;

 . our failure to deliver shares of class B common stock (together with cash in lieu of fractional shares) when such class B common stock (or cash in lieu of fractional shares) is required to be delivered following conversion of a debenture and continuance of such default for 10 days;

 . our failure to comply with any of our other agreements in the debentures or the indenture upon the receipt by us of notice of such default from the trustee or from holders of not less than 25% in aggregate principal amount at maturity of the debentures then outstanding and our failure to cure such default within 30 days after receipt by us of such notice;

 . acceleration of Indebtedness (as defined in the indenture) of UHS or any Significant Subsidiary (as defined in the indenture) under the terms of the instruments evidencing such Indebtedness aggregating more than $5 million at the time outstanding;

 . a default in the payment of principal and interest in respect of any Indebtedness of UHS or any Significant Subsidiary having an outstanding principal amount of $5 million individually or in the aggregate;

 . judgments for the payment of more than $5 million at the time outstanding rendered against UHS or any Significant Subsidiary and not discharged within 60 days after such judgment becomes final and non-appealable; and

 . certain events of bankruptcy, insolvency or reorganization with respect to UHS or any Significant Subsidiary.

     The trustee shall, within 90 days after the occurrence of any default, mail to all holders of the debentures notice of all defaults of which the trustee shall be aware, unless such defaults shall have been cured or waived before giving of such notice; provided, that the trustee may withhold such notice as to any default other than a payment default, if it determines in good faith that withholding the notice is in the interests of the holders.

     The holders of a majority in aggregate principal amount at maturity of the outstanding debentures may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee, provided that such direction shall not be in conflict with any law or the indenture and subject to certain other limitations. The trustee may refuse to perform any duty or exercise any right or power or extend or risk its own funds or otherwise incur any financial liability unless it receives indemnity satisfactory to it against any loss, liability or expense. No holder of any debenture will have any right to pursue any remedy with respect to the indenture or the debentures, unless:

 . such holder shall have previously given the trustee written notice of a continuing event of default;

 . the holders of at least 25% in aggregate principal amount at maturity of the outstanding debentures shall have made a written request to the trustee to pursue such remedy;

 . such holder or holders shall have offered to the trustee reasonable security or indemnity against any loss, liability or expense satisfactory to it;

 . the trustee shall have failed to comply with the request within 60 days after receipt of such notice, request and offer of security or indemnity; and

 . the holders of a majority in aggregate principal amount at maturity of the outstanding debentures shall not have given the trustee a direction inconsistent with such request within 60 days after receipt of such request.

     The right of any holder (1) to receive payment of the principal amount at maturity (or, if the debentures have been converted to semiannual coupon debentures following a tax event, the restated principal amount), issue price, accrued original issue discount, redemption price, purchase price, change in control purchase price or interest in respect of the debentures held by such holder on or after the respective due dates expressed in the debentures, (2) to convert such debentures, or (3) to bring suit for the enforcement of any such payment on or after such respective dates or the right to convert, shall not be impaired or adversely affected without such holder's consent.

     The holders of a majority in aggregate principal amount at maturity of debentures at the time outstanding may waive any existing default and its consequences except (1) any default in any payment on the debentures, (2) any default with respect to the conversion rights of the debentures, or (3) any default in respect of certain covenants or provisions in the indenture which may not be modified without the consent of the holder of each debenture as described in "--Modification" below.

     We will be required to furnish to the trustee annually a statement as to any default by us in the performance and observance of our obligations under the indenture. In addition, we must file with the trustee written notice of the occurrence of any default or event of default within five business days of our becoming aware of such default or event of default.

Modification

     Modification and amendment of the indenture or the debentures may be effected by UHS and the trustee with the written consent of the holders of not less than a majority in aggregate principal amount at maturity of the debentures then outstanding. However, without the consent of each holder affected thereby, no amendment may, among other things:

 . reduce the principal amount at maturity, restated principal amount, issue price, purchase price, change in control purchase price or redemption price with respect to any debenture, or extend the stated maturity of any debenture or alter the manner or rate of accrual of original issue discount or cash interest or make any debenture payable in money or securities other than that stated in the debenture;

 . make any reduction in the principal amount at maturity of debentures whose holders must consent to an amendment or any waiver under the indenture or modify the indenture provisions relating to such amendments or waivers;

 . make any change that adversely affects the right to convert any debenture or the right to require us to purchase a debenture; or

 . impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, the debentures.

   Without the consent of any holder of debentures, we and the trustee may amend the indenture to:

 . cure any ambiguity, omission, defect or inconsistency, provided, however, that such amendment does not materially adversely affect the rights of any holder;

 . provide for the assumption by a successor to UHS of our obligations under the indenture and debentures;

 . provide for uncertificated debentures in addition to certificated debentures, as long as such uncertificated debentures are in registered form for United States federal income tax purposes;

 . make any change that does not adversely affect the rights of any holder of debentures;

 . make any change to comply with the Trust Indenture Act of 1939, or to comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act of 1939; or

 . add to our covenants or obligations under the indenture for the protection of holders of the debentures or surrender any right, power or option conferred by the indenture on UHS.

Discharge of the Indenture

     We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding debentures or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the debentures have become due and payable, whether at stated maturity or any redemption date, or any purchase date, or a change in control purchase date, or upon conversion or otherwise, cash or shares of class B common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding debentures and paying all other sums payable under the indenture by us.

Limitations of Claims in Bankruptcy

     If a bankruptcy proceeding is commenced in respect of UHS, the claim of the holder of a debenture under Title 11 of the United States Code, is limited to the issue price of the debenture plus that portion of the original issue discount, together with any cash interest (or, if the debentures have been converted to semiannual coupon debentures following a tax event, the restated principal amount, plus interest), that is deemed to have accrued from the date of issue to the commencement of the proceeding. In addition, the holders of the debentures will be effectively subordinated to the indebtedness and other obligations of our subsidiaries.

Governing Law

     The indenture and the debentures will be governed by, and construed in accordance with, the laws of the State of New York.

Information Concerning the Trustee

     The trustee is Bank One Trust Company, N.A. The trustee is a lender to us under our revolving credit agreement, provides cash management and depository account services to us, and is the trustee under our indenture entered into with our shelf registration for the issuance from time to time of debt securities of up to $500 million. No such debt securities have been issued to date. From time to time, we may enter into other banking relationships with the trustee.

Registration Rights

     We entered into a registration rights agreement with the initial purchasers of the debentures. If you sell debentures or class B common stock issued upon conversion of the debentures under this registration statement, you generally will be required to be named as a selling securityholder in this prospectus, deliver this prospectus to purchasers and be bound by applicable provisions of the registration rights agreement, including some indemnification provisions.

     In the registration rights agreement, we agreed to file a registration statement that includes this prospectus with the SEC by September 21, 2000. We agreed to use reasonable efforts to cause this registration statement to become effective as promptly as practicable, but by December 20, 2000. Under the registration rights agreement, we are obligated to use reasonable efforts to keep the registration statement effective until the earlier of: (1) two years from the date on which this registration statement is declared effective by the SEC, (2) the date on which all securities offered under this prospectus have been sold pursuant to this prospectus, and (3) the date on which all outstanding securities held by non-affiliates of UHS may be resold without registration under the Securities Act pursuant to Rule 144(k) under the Securities Act. We may suspend the use of this prospectus under limited circumstances, including pending corporate developments or public filings with the SEC, for a period not to exceed 45 days in any 3-month period and 90 days in any 12-month period. We also agreed to pay liquidated damages to holders of debentures and shares of class B common stock issued upon conversion of the debentures if the registration statement is not timely filed or made effective or if the prospectus is unavailable for periods in excess of those permitted above. You should refer to the indenture for a description of these liquidated damages.

                         DESCRIPTION OF CAPITAL STOCK

     UHS's authorized capital stock consists of 12,000,000 shares of class A common stock, $0.01 par value per share, 75,000,000 shares of class B common stock, $0.01 par value per share, 1,200,000 shares of class C common stock, $0.01 par value per share, and 5,000,000 shares of class D common stock, $0.01 par value per share. Shares of class A, C and D common stock may be converted into class B common stock on a share-for-share basis.

     UHS's class B common stock currently trades on the New York Stock Exchange under the symbol "UHS".

     Class A common stock, class B common stock, class C common stock and class D common stock are substantially similar except that each class has different voting rights. Each share of class A common stock has one vote per share; each share of class B common stock has one-tenth vote per share; each share of class C common stock has one hundred votes per share; and each share of class D common stock has ten votes per share. Notwithstanding the foregoing, if a holder of class C or class D common stock holds a number of shares of class A or class B common stock, respectively, which is less than ten times the number of shares of class C or class D common stock, respectively, that such holder holds, then such holder will only be entitled to one vote per share of class C common stock and one-tenth vote per share of class D common stock.

     The holders of class B and class D common stock, voting together, with each share of class B and class D common stock having one vote per share, are entitled to elect the greater of 20% of UHS's Board of Directors or one director. The holders of class B and class D common stock are also permitted to vote together as a separate class with respect to certain other matters or as required by applicable law. Holders of class A and class C common stock, voting as a single class, elect the remaining directors and vote together with the holders of class B and class D common stock on all other matters.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of United States federal income tax considerations relating to the purchase, ownership, disposition, and conversion of debentures. Unless otherwise stated, this summary deals only with debentures held as capital assets (generally, assets held for investment under the Internal Revenue Code of 1986, as amended (the "Code")) by a holder who purchases debentures upon original issuance and who is, for United States federal income tax purposes:

 .  a citizen or resident of the United States;

 . a corporation created or organized in or under the laws of the United States or any of its political subdivisions;

 . an estate, the net income of which is subject to United States federal income taxation regardless of its source; or

 . a trust, the administration of which is subject to the primary supervision of a court within the United States and which has one or more United States persons (as defined in the Code) with authority to control all substantial decisions.

     The tax treatment of a holder of debentures may vary depending on his particular situation. This summary does not address all of the tax consequences that may be relevant to holders who may be subject to special tax rules such as, for example, rules relating to persons who are not citizens or residents of the United States; banks and financial institutions; insurance companies; broker-dealers; tax-exempt organizations; and persons who hold debentures as part of a hedging, conversion or constructive sale transaction, straddle or other risk reduction transaction. In addition, this summary does not address any aspects of state, local or foreign tax laws.

     Furthermore, this discussion does not address the tax consequences applicable to holders that are treated as partnerships or as other pass through entities for United States federal income tax purposes. This summary is based on the United States federal income tax law in effect as of the date hereof, which is subject to change, possibly on a retroactive basis. There can be no assurance that the Internal Revenue Service will not challenge one or more of the conclusions described herein, and we have not obtained, nor do we intend to obtain, a ruling from the Internal Revenue Service with respect to the United States federal income tax consequences of acquiring or holding debentures. An investor considering the purchase of debentures should consult his tax advisor as to the particular tax consequences of purchasing, owning, and disposing of debentures, including the application and effect of United States federal, state, local, and foreign tax laws.

Tax Opinion

     We have received an opinion from our counsel, Fulbright & Jaworski L.L.P., that, subject to the qualifications and assumptions contained therein, the debentures will be treated as indebtedness for United States federal income tax purposes.

Cash Interest and Original Issue Discount

     The debentures were initially issued at a substantial discount from their stated principal amount at maturity. For United States federal income tax purposes, the excess of the stated principal amount at maturity of each debenture over the issue price (the initial offering price at which the debentures were sold to the initial purchasers of the debentures) constitutes original issue discount. In addition to stated cash interest on a debenture, which will be taxable to a holder as ordinary interest income at the time it accrues or is paid depending on the holder's method of accounting for United States federal income tax purposes, holders of debentures will be required to include original issue discount in income periodically over the term of the debentures before receipt of the cash or other payment attributable to such income. For United States federal income tax purposes, each holder of a debenture must generally include in gross income a portion of the original issue discount in each taxable year during which the debenture is held in an amount equal to the original issue discount that accrues on the debenture during such period, determined by using a constant yield to maturity method. The original issue discount included in income for each year will be calculated under a compounding formula that will result in the allocation of less original issue discount to the earlier years of the term of the debenture and more original issue discount to later years. Any amount included in income as original issue discount will increase the holder's tax basis in the debenture.

Disposition or Conversion of Debentures

     Except as described below, upon the sale or other disposition of a debenture, a holder will recognize gain or loss equal to the difference between the amount realized and the holder's income tax basis in the debenture, which will generally equal the holder's cost of the debenture increased by any accrued original issue discount includible in such holder's gross income and reduced by any payments other than payments of cash interest. Gain or loss upon a sale or other disposition of a debenture will generally be capital gain or loss and will be long-term capital gain or loss if the debenture is held for more than one year.

     A holder that receives class B common stock in exchange for a debenture (whether upon conversion of a debenture or at our option upon tender of a debenture) will generally not recognize gain or loss (except with respect to shares, if any, received in respect of accrued cash interest, which will be treated as a payment of interest, and cash received in lieu of a fractional share). A holder's income tax basis in the class B common stock received on conversion or tender of a debenture will be the same as the holder's adjusted income tax basis in the debenture at the time of conversion or tender (exclusive of any basis allocable to a fractional share), and the holding period for the class B common stock received on conversion or tender will include the holding period of the debenture converted. It is possible, however, the Internal Revenue Service may argue that the holding period of the class B common stock allocable to accrued original issue discount will commence on the date of the conversion. The receipt of cash in lieu of a fractional share of class B common stock will generally result in capital gain or loss, measured by the difference between the cash received for the fractional share and the holder's adjusted tax basis in the fractional share.

     If a holder elects to exercise his option to cause us to purchase his debentures on a purchase date and we issue class B common stock in satisfaction of all the purchase price, such exchange will be treated the same as a conversion. If a holder elects to exercise his option to cause us to purchase his debentures on a purchase date and we deliver a combination of cash and class B common stock in satisfaction of the purchase price, gain, but not loss, realized by the holder will generally be recognized, but only to the extent of all cash received. The character of any gain recognized may be capital or ordinary depending on the circumstances, including the extent to which a holder actually or constructively has any other equity interest in UHS. (The holder's gain realized will be the sum of any cash received (other than cash attributable to accrued but unpaid stated interest) and the fair market value of the class B common stock received reduced by the holder's adjusted tax basis in the debentures.) A holder's income tax basis in the class B common stock received will generally be the same as the holder's income tax basis in the debenture, reduced by the cash received and increased by any gain recognized (exclusive of any income tax basis allocable to a fractional share). In the event a holder surrenders a debenture for conversion at such a time that the debenture is required to be accompanied by a payment in an amount equal to the interest due thereon on the immediately next succeeding interest payment date, the holder, particularly if an accrual method taxpayer, should consult with its tax advisor regarding the extent to which such payment is deductible.

Adjustment of Conversion Price

     If at any time we make a distribution of property to stockholders that would be taxable to such stockholders as a dividend for United States federal income tax purposes (for example, distributions of evidences of indebtedness or assets of UHS, but generally not stock dividends or rights to subscribe for class B common stock) and, in accordance with the anti-dilution provisions of the debentures, the conversion rate of the debentures is increased, the amount of such increase may be deemed to be the payment of a taxable dividend to holders of the debentures. If the conversion rate is increased at our discretion or in other circumstances as described under the heading "Description of Debentures," such increase may also be deemed to be the payment of a taxable dividend to holders of debentures. Moreover, in certain other circumstances, the absence of such an adjustment to the conversion rate may result in a taxable dividend to holders of class B common stock.

Tax Event

     The modification of the terms of the debentures by us upon a tax event as described in "Description of Debentures--Optional Conversion to Semiannual Coupon Debenture upon Tax Event," could possibly alter the timing of income recognition by the holders of the debentures with respect to the semiannual payments of interest due on the debentures after the option exercise date.

Backup Withholding and Information Reporting

     Information reporting will apply to payments of interest or dividends, if any, made by us on, or the proceeds of the sale or other disposition of, the debentures or shares of class B common stock with respect to certain noncorporate holders, and backup withholding at a rate of 31% may apply unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules will be allowable as a credit against the holder's United States federal income tax, provided that the required information is provided to the Internal Revenue Service.

                            SELLING SECURITYHOLDERS

     The following table presents information with respect to the selling securityholders and the principal amounts of debentures and shares of our class B common stock issuable upon the conversion of these debentures that they may offer under this prospectus. The term "selling securityholders" includes transferees, pledgees, donees and successors of holders selling securities received from a named selling securityholder after the date of this prospectus. The debentures were originally issued by us and sold by the initial purchasers, in transactions exempt from the registration requirements of the Securities Act, to qualified institutional buyers or to institutional "accredited investors."
To our knowledge, none of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates, except that Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc. and Banc of America Securities LLC were initial purchasers of the debentures.

     The principal amounts of debentures provided in the table below is based on information provided to us by each of the selling securityholders on or prior to October 30, 2000, and the percentages are based on $586,992,000 principal amount at maturity of debentures outstanding. The number of shares of class B common stock that may be sold is calculated based on the current conversion ratio of
5.6024 shares of class B common stock per $1,000 principal amount at maturity of a debenture. If each selling securityholder named below converted all of its debentures, each would own less than 1% of our outstanding class B common stock, based on 27,865,334 shares of class B common stock issued and outstanding as of June 30, 2000.

     Since the date on which each provided this information, each selling securityholder identified below may have sold, transferred or otherwise disposed of all or a portion of its debentures in a transaction exempt from the registration requirements of the Securities Act. Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus to the extent required. In addition, the conversion ratio, and therefore the number of shares of our class B common stock issuable upon conversion of the debentures, is subject to adjustment. Accordingly, the number of shares of class B common stock issuable upon conversion of the debentures may increase or decrease.

     The selling securityholders may from time to time offer and sell any or all of the securities under this prospectus. Because the selling securityholders are not obligated to sell the debentures or the class B common stock issuable upon the conversion of the debentures, we cannot estimate the amount of the debentures or how many shares of our class B common stock that each selling securityholder will beneficially own after this offering.


                                                       Principal Amount at         Percentage of      Number of Shares of
                                                      Maturity of Debentures         Debentures       Class B Common Stock
                       Name                              That May Be Sold           Outstanding         That May Be Sold
                       ----                              ----------------           -----------         ----------------
Allstate Life Insurance Company....................        $  4,000,000                  *                    22,409
American Fidelity Assurance Company................             450,000                  *                     2,521
Amerisure Companies/Michigan Mutual
  Insurance Company................................             775,000                  *                     4,341
Aventis Pension Master Trust.......................             525,000                  *                     2,941
Baltimore Life Insurance Company...................             400,000                  *                     2,240
Banc of America Securities LLC.....................           7,500,000                1.28%                  42,018
Bankers Life and Casualty Insurance
  Company Convertible..............................           2,000,000                  *                    11,204

                                                         Principal Amount at          Percentage of        Number of Shares of
                                                       Maturity of Debentures           Debentures         Class B Common Stock
                       Name                               That May Be Sold             Outstanding           That May Be Sold
                       ----                               ----------------             -----------           ----------------
Bankers Life Insurance Co. CA & Co.
  Single Premium...................................         $     60,000                     *                        336
Bankers Life Insurance Co. of N.Y..................               80,000                     *                        448
Bear, Stearns & Co. Inc............................            3,750,000                     *                     21,009
Blue Cross Blue Shield of Florida..................            3,250,000                     *                     18,207
Boilermaker-Blacksmith Pension Trust...............            3,155,000                     *                     17,675
CALAMOS Convertible Fund -
  CALAMOS Investment Trust.........................            4,580,000                     *                     25,658
CALAMOS Convertible Growth and
  Income Fund - CALAMOS Investment Trust...........            2,430,000                     *                     13,613
CALAMOS Convertible Portfolio -
  CALAMOS Advisors Trust...........................              160,000                     *                        896
CALAMOS Global Convertible Fund -
  CALAMOS Investment Trust.........................              320,000                     *                      1,792
Champion International Corporation
  Master Retirement Trust..........................            1,355,000                     *                      7,591
Chrysler Corporation Master Retirement Trust.......            9,720,000                  1.66%                    54,455
City of Albany Pension Plan........................              300,000                     *                      1,680
City of Birmingham Retirement &
  Relief System....................................            3,250,000                     *                     18,207
City of Knoxville Pension System...................              765,000                     *                      4,285
Conseco Annuity Assurance - Multi
  Bucket Annuity Convertible Bond Fund.............           12,000,000                  2.04%                    67,228
Conseco Annuity Assurance
  Company Convertible..............................            2,500,000                     *                     14,006
Conseco Direct Life Assurance
  Company Convertible..............................            2,000,000                     *                     11,204
Cumberland Mutual Fire Insurance Company...........              470,000                     *                      2,633
Deephaven Domestic Convertible Trading Ltd.........           18,000,000                  3.07%                   100,843
Delta Air Lines Master Trust.......................            9,295,000                  1.58%                    52,074
Dorinco Reinsurance Company........................            2,250,000                     *                     12,605
Elf Aquitaine......................................              800,000                     *                      4,481
Employee Benefit Convertible Securities Fund.......              620,000                     *                      3,473
Genesee County Employees' Retirement
  System...........................................              700,000                     *                      3,921
Greek Catholic Union...............................               50,000                     *                        280
Greek Catholic Union II............................               75,000                     *                        420
H.K. Porter Company, Inc...........................               80,000                     *                        448
HealthNow New York, Inc............................              250,000                     *                      1,400
J.P. Morgan Securities Inc.........................            1,480,000                     *                      8,291
Jackson County Employees' Retirement System........              725,000                     *                      4,061
Kanawha Insurance Company..........................              430,000                     *                      2,409
Kettering Medical Center Funded
  Depreciation Account.............................              190,000                     *                      1,064
Knoxville Utilities Board Retirement System........              465,000                     *                      2,605
Liberty View Funds L.P.............................            2,250,000                     *                     12,605
Louisiana Workers' Compensation Corporation........              815,000                     *                      4,565
Lydian Overseas Partners Master Fund...............           41,000,000                  6.98%                   229,698
Macomb County Employees' Retirement
  System...........................................              475,000                     *                      2,661
McMahan Securities Co. L.P.........................              950,000                     *                      5,322
Merrill Lynch, Pierce, Fenner & Smith
  Incorporated.....................................            7,779,000                  1.33%                    43,581
Michigan Mutual Insurance Company..................            1,400,000                     *                      7,843
Morgan Stanley & Co................................           10,000,000                   1.7%                    56,024
Morgan Stanley Dean Witter Convertible
  Securities Trust.................................            5,500,000                     *                     30,813

                                                         Principal Amount at          Percentage of        Number of Shares of
                                                       Maturity of Debentures           Debentures         Class B Common Stock
                       Name                               That May Be Sold             Outstanding           That May Be Sold
                       ----                               ----------------             -----------           ----------------
Motion Picture Industry Health Plan -
  Active Member Fund...............................         $  1,130,000                     *                        6,330
Motion Picture Industry Health Plan -
  Retiree Member Fund..............................              570,000                     *                        3,193
Nashville Electric Service.........................              550,000                     *                        3,081
Nations Convertible Securities Fund................            8,800,000                   1.5%                      49,301
NORCAL Mutual Insurance Company....................            1,000,000                     *                        5,602
OCM Convertible Trust..............................            4,105,000                     *                       22,997
Oxford, Lord Abbett & Co...........................            5,200,000                     *                       29,132
Partner Reinsurance Company Ltd....................            1,910,000                     *                       10,700
Physicians' Reciprocal Insurers Account #7.........            2,500,000                     *                       14,006
Port Authority of Allegheny County
  Retirement and Disability Allowance Plan
  for the Employees Represented by Local 85
  of the Amalgamated Transit Union.................            3,385,000                     *                       18,964
Radian Group Inc...................................            4,570,000                     *                       25,602
RGA-Reinsurance Trust..............................           11,000,000                  1.87%                      61,626
Sage Capital.......................................              200,000                     *                        1,120
San Diego County Employees
  Retirement Association...........................            1,500,000                     *                        8,403
Southern Farm Bureau Life Insurance Company........            2,000,000                     *                       11,204
SPT................................................            2,565,000                     *                       14,370
State Employees' Retirement Fund of the State
  of Delaware......................................            4,915,000                     *                       27,535
State of Connecticut Combined
  Investment Funds.................................           10,890,000                  1.86%                      61,010
The Cockrell Foundation............................              200,000                     *                        1,120
The Dow Chemical Company
  Employees' Retirement Plan.......................            6,230,000                  1.06%                      34,902
The Fondren Foundation.............................              195,000                     *                        1,092
Transamerica Life Insurance and
  Annuities Company................................            5,000,000                     *                       28,012
UBS O'Connor, LLC f/b/o UBS Global
  Equity Arbitrage Master Limited..................           12,000,000                  2.04%                      67,228
Unifi, Inc. Profit Sharing Plan and Trust..........              305,000                     *                        1,708
United Food and Commercial Workers
  Local 1262 and Employers Pension Fund............            1,515,000                     *                        8,487
University of South Florida........................            1,500,000                     *                        8,403
Van Kampen Harbor Fund.............................           17,350,000                  2.96%                      97,201
Van Waters & Rogers, Inc. Retirement
  Plan (f.k.a. Univar Corporation).................              910,000                     *                        5,098
Vanguard Convertible Securities Fund, Inc..........           11,855,000                  2.02%                      66,416
Westward Life Insurance Company....................              300,000                     *                        1,680
White River Securities L.L.C.......................            3,750,000                     *                       21,009
Zurich HFR Master Hedge Fund Index Ltd.............              350,000                     *                        1,960
Any other holder of debentures or future
  transferee, pledgee, donee or successor of any
  holder...........................................          287,368,000                 48.96%                   1,609,950
      Total........................................         $586,992,000                100.00%                   3,288,526**
                                                            ============                ======                    =========

_____________
*    Less than 1%.
** Total differs from the amount registered due to the rounding down of fractional shares of class B common stock issuable to each selling securityholder upon conversion of the debentures.

                             PLAN OF DISTRIBUTION

     The selling securityholders will be offering and selling all securities offered and sold under this prospectus. We will not receive any of the proceeds on these sales of these securities. In connection with the initial offering of the debentures, we entered into a registration rights agreement dated June 23, 2000 with the initial purchasers of the debentures. Securities may only be offered or sold under this prospectus pursuant to the terms of the registration rights agreement. However, selling securityholders may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 or Rule 144A under the Securities Act, provided they meet the criteria and conform to the requirements of one of these rules.

Who May Sell and Applicable Restrictions

     The securities may be sold directly by the selling securityholders from time to time. The selling securityholders may decide not to sell any of the securities offered under this prospectus, and selling securityholders could transfer, devise or gift these securities by other means.

     Alternatively, the selling securityholders may from time to time offer the securities through brokers, dealers or agents that may receive compensation in the form of discounts, concessions or commissions from the selling securityholders and/or the purchasers of the securities for whom they may act as agent. In effecting sales, broker-dealers that are engaged by the selling securityholders may arrange for other broker-dealers to participate. The selling securityholders and any brokers, dealers or agents who participate in the distribution of the securities may be deemed to be underwriters and any profits on the sale of the securities by them and any discounts, commissions or concessions received by any broker, dealer or agent might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling securityholders may be deemed to be underwriters, the selling securityholders may be subject to statutory liabilities, including, but not limited to, liability under Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

Prospectus Delivery

     Because selling securityholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. At any time a particular offer of the securities is made, a revised prospectus or prospectus supplement, if required, will be distributed which will disclose:

  . the name of the selling securityholders and of any participating underwriters, broker-dealers or agents;

  .  the aggregate amount and type of securities being offered;

  . the price at which the securities were sold and other material terms of the offering;

  . any discounts, commissions, concessions or other items constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers; and

  . that the participating broker-dealers did not conduct any investigation to verify the information in this prospectus or incorporated in this prospectus by reference.

The prospectus supplement or a post-effective amendment will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the securities.

Manner of Sales

     The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Sales may be made over the New York Stock Exchange (in the case of the class B common stock) or in the over-the-counter market. The securities may be sold at then prevailing market prices, at fixed prices or at negotiated prices.

     The securities may be sold according to one or more of the following methods:

     . a block trade in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     . purchases by a broker or dealer as principal and resale by the broker or dealer for its account as allowed under this prospectus;

     . ordinary brokerage transactions and transactions in which the broker solicits purchasers;

     .  an exchange distribution under the rules of the exchange;

     . face-to-face transactions between sellers and purchasers without a broker-dealer; and

     .  by writing options.

     Some persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids.

     The selling securityholders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of securities in the market and to the activities of the selling securityholders and their affiliates. Furthermore, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. All of the foregoing may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

Hedging and Other Transactions With Broker-Dealers

     In connection with distributions of the securities, the selling securityholders may enter into hedging transactions with broker-dealers. In connection with these transactions, broker-dealers may engage in short sales of the registered securities in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell securities short and redeliver the securities to close short positions. The selling securityholders may also enter into options or other transactions with broker-dealers which require the delivery to the broker-dealer of the registered securities. The broker-dealer may then resell or transfer these securities under this prospectus. A selling securityholder may also loan or pledge the registered securities to a broker-dealer and the broker-dealer may sell the securities so loaned or, upon a default, the broker-dealer may effect sales of the pledged securities under this prospectus.

Expenses Associated With Registration

     We have agreed to pay substantially all of the expenses of registering the securities under the Securities Act and of compliance with blue sky laws, including registration and filing fees, printing and duplicating expenses, legal fees of our counsel, fees for one legal counsel retained by the selling securityholders and fees of the trustee under the indenture pursuant to which we originally issued the securities and of the registrar and transfer agent of the class B common stock. If the debentures or the class B common stock into which the debentures may be converted are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts, underwriting commissions and agent commissions.

Indemnification and Contribution

     In the registration rights agreement, we and the selling securityholders have agreed to indemnify or provide contribution to each other and specified other persons against some liabilities in connection with the offering of the securities, including liabilities arising under the Securities Act. The selling securityholders may also agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the securities against some liabilities, including liabilities that arise under the Securities Act.

Suspension of This Offering

     We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in the light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to each selling securityholder. Each selling securityholder has agreed not to trade securities from the time the selling securityholder receives notice from us of this type of event until the selling securityholder receives a prospectus supplement or amendment. This time period will not exceed 45 days in any 3-month period and 90 days in any 12-month period.

Termination of This Offering

     Under the registration rights agreement, we are obligated to use reasonable efforts to keep the registration statement effective until, and therefore this offering will terminate on, the earlier of: (1) two years from the date on which this registration statement is declared effective by the SEC, (2) the date on which all securities offered under this prospectus have been sold pursuant to this prospectus, and (3) the date on which all outstanding securities held by non-affiliates of UHS may be resold without registration under the Securities Act pursuant to Rule 144(k) under the Securities Act.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the issuance of the securities offered by this prospectus will be passed upon for UHS by Fulbright & Jaworski L.L.P., New York, New York. Anthony Pantaleoni, a director of ours who owns less than one percent of our outstanding capital stock, is a partner in Fulbright & Jaworski L.L.P.

                                    EXPERTS

     The consolidated financial statements and schedule of Universal Health Services, Inc. and subsidiaries as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     All expenses incurred in connection with the issuance and distribution of the securities being registered will be paid by us. The following is an itemized statement of these expenses. All amounts are estimates except the SEC registration fee:

SEC registration fee............................................  $ 73,028
Blue sky fees and expenses......................................    15,000
Accountants' fees and expenses..................................    25,000
Legal fees and expenses.........................................   100,000
Printing and engraving expenses.................................    25,000
Trustee's fees and expenses.....................................     8,000
Rating agency fees..............................................   137,250
Miscellaneous expenses..........................................    20,000
                                                                  --------
 Total..........................................................  $403,278
                                                                  ========

Item 15.  Indemnification of Directors and Officers.

     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

     Section 7 of the registrant's bylaws provides for indemnification by the registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

     The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.


Item 16.  Exhibits.

     See Index to Exhibits.


Item 17.  Undertakings.

     (a)  The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment of this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation Registration Fee" table in the effective registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned registrant hereby undertakes that, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (d)  The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in King of Prussia, Commonwealth of Pennsylvania, on October 30, 2000.

                                       UNIVERSAL HEALTH SERVICES, INC.

                                       By: /s/ Alan B. Miller
                                           ----------------------------
                                         Alan B. Miller
                                         Chairman of the Board, President &
                                         Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

                   Signature                                       Title                             Date
                   ---------                                       -----                             ----
/s/ Alan B. Miller
--------------------------------------------
Alan B. Miller                                   Chairman of the Board, President, Chief    October 30, 2000
                                                 Executive Officer and Director
                                                 (Principal Executive Officer)
/s/ Leatrice Ducat
--------------------------------------------
Leatrice Ducat                                   Director                                   October 30, 2000

/s/ John H. Herrell
--------------------------------------------
John H. Herrell                                  Director                                   October 30, 2000

/s/ Robert H. Hotz
--------------------------------------------
Robert H. Hotz                                   Director                                   October 30, 2000

/s/ Sidney Miller
--------------------------------------------
Sidney Miller                                    Director                                   October 30, 2000

/s/ Anthony Pantaleoni
--------------------------------------------
Anthony Pantaleoni                               Director                                   October 31, 2000

/s/ Joseph T. Sebastianelli
--------------------------------------------
Joseph T. Sebastianelli                          Director                                   October 30, 2000

             *
--------------------------------------------
John F. Williams, Jr.                            Director                                   October 30, 2000

 /s/ Kirk E. Gorman
--------------------------------------------
Kirk E. Gorman                                   Senior Vice President, Treasurer and       October 30, 2000
                                                 Chief Financial Officer (Principal
/s/ Steve G. Filton                              Financial Officer)
--------------------------------------------
Steve G. Filton                                  Vice President, Controller and Secretary   October 31, 2000
                                                 (Principal Accounting Officer)



* By: /s/ Alan B. Miller
     ----------------------------------
     Alan B. Miller
     as Attorney-in-Fact

                               INDEX TO EXHIBITS

1.1 Purchase Agreement, dated as of June 19, 2000, between Universal Health Services, Inc. and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., UBS Warburg LLC and Banc of America Securities LLC./(1)/

4.1 Indenture, dated as of June 23, 2000, between Universal Health Services, Inc. and Bank One Trust Company, N.A. (includes form of Convertible Debenture due 2020)./(2)/

4.2 Registration Rights Agreement, dated as of June 23, 2000, between Universal Health Services, Inc. and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., UBS Warburg LLC and Banc of America Securities LLC./(1)/

5.1  Opinion of Fulbright & Jaworski L.L.P./(1)/

8.1 Opinion of Fulbright & Jaworski L.L.P., as to certain tax matters./(1)/

12.1 Computation of Ratio of Earnings to Fixed Charges./(1)/

23.1 Consent of Arthur Andersen LLP./(1)/

23.2 Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1)./(1)/

24.1 Power of Attorney (included on signature page)./(1)/

25.1 Statement of Eligibility of Trustee on Form T-1./(1)/

_______________
/(1)/  Previously filed.
/(2)/ Incorporated by reference to Exhibit 10.1 filed with the registrant's quarterly report on Form 10-Q for the quarter ended June 30, 2000.